Auxilium Pharmaceuticals, Inc. 40 Valley Stream Parkway Malvern, PA 19355 (484) 321-5900

November 4, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Auxilium Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 1, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 2, 2011
File No. 000-50855

Dear Mr. Rosenberg:

This letter reflects the response of Auxilium Pharmaceuticals, Inc. (“Auxilium”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Mr. Armando Anido, Chief Executive Officer and President of Auxilium, dated October 28, 2011 relating to Auxilium’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011. We have reproduced the Staff’s comment below, and we have responded below to the comment.

Form 10-Q for the quarter ended June 30, 2011

Summary of Significant Accounting Policies

SEC Comment:

1.	We acknowledge your response and proposed disclosure to our comment three. Please clarify whether or not you receive consideration besides the royalty for supplying XIAFLEX to Pfizer. If so, disclose the nature of the consideration and your accounting policy.

Auxilium Response:

Auxilium acknowledges the Staff’s comment and supplementally advises the Staff that Auxilium does not receive consideration from Pfizer, other than the royalty which includes the cost of supply, for supplying XIAFLEX to Pfizer. As previously disclosed, Auxilium receives revenue from Pfizer through milestone and royalty payments from Pfizer under the terms of the Development, Commercialization and Supply Agreement dated December 17, 2008, by and among, Auxilium, Auxilium International Holdings, Inc. and Pfizer (the “Pfizer Agreement”).

For accounting purposes, Auxilium has determined that the Pfizer Agreement includes multiple deliverables, including development and commercialization rights and manufacturing and product supply. In accordance with the accounting guidance on revenue recognition for multiple-element agreements, the supply element of the Pfizer agreement meets the criteria for separation, and it is therefore treated by Auxilium as a single unit of accounting. The associated royalties on net sales of the product are recognized by Auxilium as revenue when earned. All other deliverables under the Pfizer Agreement are accounted for by Auxilium as one unit of accounting since each of these elements does not have stand-alone value to Pfizer. Auxilium does not have any other agreement or arrangement for the supply of XIAFLEX to Pfizer, and Auxilium does not otherwise receive consideration from Pfizer that, for accounting purposes, is attributable to supplying XIAFLEX to Pfizer. In light of the above, Auxilium respectfully submits to the Staff that no additional disclosure is necessary concerning this issue.

We hope the foregoing have been responsive to the Staff’s comment. If you have any questions, please feel free to contact me at 484-321-5903.

Very truly yours,

/s/ Jennifer Evans Stacey

Jennifer Evans Stacey, Esq.

Executive Vice President, General Counsel and Secretary

cc:	Armando Anido, CEO/President, Auxilium
Michael J. Purvis, Esq.
Michael N. Peterson, Esq.